Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

AMERICAN ROCK SALT CO. LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended September 30,
	2004	2003	2002	2001	2000
Fixed Charges:
Plus: Interest Expense	$10,700	$4,362	$4,812	$2,954	$228
Plus: Interest Capitalized	—	—	126	6,221	8,303
Plus: Amortization of Capitalized Interest	1,014	1,014	845	—	—
Plus: Rentals	179	177	170	161	121
Plus: Amortization of Deferred Financing Costs	411	31	94	8	—

Total fixed charges	12,304	5,584	6,047	9,344	8,652

Earnings:
Net Income (Loss)	9,143	13,552	3,125	(2,721)	(3,607)
Fixed Charges	12,304	5,584	6,047	9,344	8,652
Less: Interest Capitalized	—	—	126	6,221	8,303

Total	21,447	19,136	9,046	402	(3,258)

Ratio of earnings to fixed charges	1.74	3.43	1.50	—	—

For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income before fixed charges (the company does not incur income taxes). Fixed charges consist of interest expense including the amortization of deferred debt issuance costs, the amortization of capitalized interest, and the interest component of our operating rents. The ratio of earnings to fixed charges on a historical basis with respect to fiscal years 2000 and 2001 is not meaningful because during that period we were still in mine development and ramp-up phase. Earnings were insufficient to cover fixed charges by approximately $8.9 million and $11.9 million respectively, for the fiscal years ended September 2001 and 2000. This computation has been adjusted from the version that was included in the Company's Registration Statement on Form S-4 for the fiscal years ended 2003, 2002, 2001 and 2000, to use Net Income(Loss) as the basis for the computation of earnings. This adjustment reduced the ratio of earnings to fixed charges from 5.29 and 2.74 for fiscal years 2003 and 2002, respectively, and increased the amount that earnings were insufficient to cover fixed charges by $2.1 million and $0.1 million for fiscal years 2001 and 2000, respectively.